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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        HOME PRODUCTS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   437305-10-5
            ---------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|X|     Rule 13d-1(c)
|_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------- -----------------------------------------------------------------
           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Palmyra Capital Advisors, LLC.  38-3641893
-------------- -----------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                             (b) |_|

-------------- -----------------------------------------------------------------
           3.  SEC Use Only



-------------- -----------------------------------------------------------------
            4  Citizenship or Place of Organization


               Delaware
-------------- -----------------------------------------------------------------
Number of               5.  Sole Voting Power
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            0
               ------------ ----------------------------------------------------
                        6.  Shared Voting Power


                            0
               ------------ ----------------------------------------------------
                        7.  Sole Dispositive Power


                            0
               ------------ ----------------------------------------------------
                        8.  Shared Dispositive Power


                            0
-------------- -----------------------------------------------------------------
           9.  Aggregate Amount Beneficially Owned by Each Reporting Person


               0
-------------- -----------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


-------------- -----------------------------------------------------------------
          11.  Percent of Class Represented by Amount in Row (9)


               0
-------------- -----------------------------------------------------------------
          12.  Type of Reporting Person (See Instructions)


               IA
-------------- -----------------------------------------------------------------

-------------- -----------------------------------------------------------------
           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Michael F. Baxter
-------------- -----------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                             (b) |_|

-------------- -----------------------------------------------------------------
           3.  SEC Use Only



-------------- -----------------------------------------------------------------
            4  Citizenship or Place of Organization


               U.S. Citizen
-------------- -----------------------------------------------------------------
Number of               5.  Sole Voting Power
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            0
               ------------ ----------------------------------------------------
                        6.  Shared Voting Power


                            0
               ------------ ----------------------------------------------------
                        7.  Sole Dispositive Power


                            0
               ------------ ----------------------------------------------------
                        8.  Shared Dispositive Power


                            0
-------------- -----------------------------------------------------------------
           9.  Aggregate Amount Beneficially Owned by Each Reporting Person


               0
-------------- -----------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


-------------- -----------------------------------------------------------------
          11.  Percent of Class Represented by Amount in Row (9)


               0
-------------- -----------------------------------------------------------------
          12.  Type of Reporting Person (See Instructions)


               IN, HC
-------------- -----------------------------------------------------------------

-------------- -----------------------------------------------------------------
           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Michael and Leigh Anne Baxter Living Trust
-------------- -----------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                             (b) |_|

-------------- -----------------------------------------------------------------
           3.  SEC Use Only



-------------- -----------------------------------------------------------------
            4  Citizenship or Place of Organization


               U.S. Citizens
-------------- -----------------------------------------------------------------
                        5.  Sole Voting Power


                            0
               ------------ ----------------------------------------------------
                        6.  Shared Voting Power
Number of
Shares
Beneficially                0
Owned by       ------------ ----------------------------------------------------
Each                    7.  Sole Dispositive Power
Reporting
Person With
                            0
               ------------ ----------------------------------------------------
                        8.  Shared Dispositive Power


                            0
-------------- -----------------------------------------------------------------
           9.  Aggregate Amount Beneficially Owned by Each Reporting Person


               0
-------------- -----------------------------------------------------------------
          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


-------------- -----------------------------------------------------------------
          11.  Percent of Class Represented by Amount in Row (9)


               0
-------------- -----------------------------------------------------------------
          12.  Type of Reporting Person (See Instructions)


               OO, HC
-------------- -----------------------------------------------------------------

Item 1.

         (a)   Name of Issuer

               Home Products International, Inc.

         (b)   Address of Issuer's Principal Executive Offices

               4501 West 47th Street, Chicago, Illinois 60632

Item 2.

         (a)   Name of Person Filing

               This statement is being filed by (i) Palmyra Capital Advisors, LLC, a Delaware limited liability company and registered investment adviser ("Adviser"), (ii) the Michael and Leigh Anne Baxter Living Trust ("Trust") and (ii) Michael F. Baxter ("Manager") (collectively, the "Reporting Persons"). Manager controls Adviser by virtue of being the Manager under Delaware law of the Adviser and Trust controls Adviser by virtue of being the beneficial owner of more than a majority of the membership interests in Adviser.

               Adviser's beneficial ownership of the Common Stock is direct as a result of Adviser's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Manager's and Trust's beneficial ownership of Common Stock is indirect as a result of Manager's position with, and Trust's ownership interest in, Adviser. The beneficial ownership of Manager and Trust is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by Manager and Trust are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by Adviser and the relationship of Manager and Trust to Adviser referred to above.

               Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

         (b)   Address of Principal Business Office or, if none, Residence

               For each Reporting Person,

               11111 Santa Monica Blvd., Suite 1100
               Los Angeles, California 90025

         (c)   Citizenship

               Adviser is a Delaware limited liability company
               Manager is a U.S. citizen
               Trust is formed by U.S. citizens

         (d)   Title of Class of Securities

               Common Stock

         (e)   CUSIP Number

               437305-10-5

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or Sections 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) |_| An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f)   |_| An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);

         (g)   |_| A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned: 0.

         (b)   Percent of class: 0%.

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 0.

               (ii)  Shared power to vote or to direct the vote: 0.

               (iii) Sole power to dispose or to direct the disposition of: 0.

               (iv)  Shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

IA, a registered investment adviser, Manager and Trust have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Manager and Trust are the equivalent of parent holding companies for purposes of
Schedule 13G. Adviser is the equivalent of Manager's and Trust's direct subsidiary, and Adviser acquired the security being reported on by Manager and Trust. Adviser is a registered investment adviser. See Exhibit A.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005


                                    PALMYRA CAPITAL ADVISORS, LLC


                                            /s/ Michael F. Baxter
                                    --------------------------------------------
                                    By:  Michael F. Baxter
                                    Its: Manager

                                    THE MICHAEL AND LEIGH ANNE BAXTER LIVING
                                    TRUST U/D/T dated January 18, 2000


                                            /s/ Michael F. Baxter
                                    --------------------------------------------
                                    By:  Michael F. Baxter
                                         Trustee


                                            /s/ Michael F. Baxter
                                    --------------------------------------------
                                    Michael F. Baxter



                                      -3-